December 2012
Pricing Sheet dated December 28, 2012 relating to Preliminary Terms No. 478 dated December 4, 2012 Registration Statement No. 333-178081 Filed pursuant to Rule 433
STRUCTURED INVESTMENTS
Opportunities in U.S. Equities

Contingent Income Auto-Callable Securities Based on the Performance of the Russell 2000® Index due December 28, 2017
With the Coupon and the Payment at Maturity Subject to the Performance of the Russell 2000® Index
PRICING TERMS – DECEMBER 28, 2012
Issuer:	Morgan Stanley
Underlying index:	Russell 2000® Index
Aggregate principal amount:	$27,000,000
Stated principal amount:	$1,000 per security
Issue price:	$1,000 per security (see “Commissions and issue price” below)
Pricing date:	December 28, 2012
Original issue date:	January 3, 2013 (3 business days after the pricing date)
Maturity date:	December 28, 2017
Early redemption:
If, on any redemption determination date, beginning on the third scheduled business day preceding December 31, 2013, the index closing value is greater than or equal to the initial index value, the securities will be automatically redeemed for an early redemption payment on the related early redemption date.

Early redemption payment:
The early redemption payment will be an amount equal to (i) the stated principal amount for each security you hold plus (ii) the contingent quarterly coupon with respect to the related observation date.

Redemption determination dates:	Annually, on the third scheduled business day preceding each scheduled early redemption date, subject to postponement for non-index business days and certain market disruption events.
Early redemption dates:
Annually, on the 31st day of each December, beginning December 31, 2013 and ending December 31, 2016; provided that if any such day is not a business day, that early redemption payment will be made on the next succeeding business day and no adjustment will be made to any early redemption payment made on that succeeding business day

Initial index value:	832.10, which is the index closing value on the pricing date
Final index value:	The index closing value on the final observation date
Contingent quarterly coupon:
A contingent coupon of 8.75% per annum will be paid on the securities on each coupon payment date but only if the index closing value of the underlying index is at or above the barrier level on the related observation date.
If on any observation date, the index closing value is less than the barrier level, we will pay no coupon for the applicable quarterly period.  It is possible that the underlying index will remain below the barrier level for extended periods of time or even throughout the entire 5-year term of the securities so that you will receive no contingent quarterly coupons.

Barrier level:	624.075, which is equal to 75% of the initial index value
Coupon payment dates:
Quarterly, on each March 31, June 30, September 30 and December 31, beginning March 31, 2013, except that the contingent quarterly coupon, if any, with respect to the final observation date shall be paid on the maturity date; provided that if any such day is not a business day, that coupon payment will be made on the next succeeding business day and no adjustment will be made to any coupon payment made on that succeeding business day

Observation dates:
The third scheduled business day preceding each scheduled coupon payment date, beginning with the March 31, 2013 coupon payment date, subject to postponement for non-index business days and certain market disruption events

Payment at maturity:
•  If the final index value is greater than or equal to the barrier level: (i) the stated principal amount plus (ii) the contingent quarterly coupon with respect to the final observation date
•  If the final index value is less than the barrier level: (i) the stated principal amount multiplied by (ii) the index performance factor

Index performance factor:	Final index value divided by the initial index value
CUSIP:	61761JAQ2
ISIN:	US61761JAQ22
Listing:	The securities will not be listed on any securities exchange.
Agent:
Morgan Stanley & Co. LLC (“MS & Co.”), a wholly-owned subsidiary of Morgan Stanley.  See “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms.

Commissions and issue price:	Price to public(1)	Agent’s commissions(1)(2)	Proceeds to issuer
Per security	$1,000	$30	$970
Total	$27,000,000	$810,000	$26,190,000
(1)  The actual price to public and agent’s commissions for a particular investor may be reduced for volume purchase discounts depending on the aggregate amount of securities purchased by that investor.  The lowest price payable by an investor is $990 per security.  Please see “Syndicate Information” on page 18 of the accompanying preliminary terms for further details.
(2)  Selected dealers, including Morgan Stanley Smith Barney LLC (an affiliate of the agent), and their financial advisors will collectively receive from the agent, MS & Co., a fixed sales commission of $30 for each security they sell.  For additional information, see “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms and “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement.

The “Russell 2000® Index” is a trademark of Russell Investments and has been licensed for use by Morgan Stanley.  The securities are not sponsored, endorsed, sold or promoted by Russell Investments, and Russell Investments makes no representation regarding the advisability of investing in the securities.

The securities are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

You should read this document together with the preliminary terms describing the offering and the related product supplement, index supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Terms No. 478 dated December 4, 2012
Product Supplement for Auto-Callable Securities dated October 19, 2012	Index Supplement dated November 21, 2011
Prospectus dated November 21, 2011

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.